SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2008

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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   Button Group Supports More Than Ten Clients at Mobile World Congress 2008

LONDON, Jan. 23 /PRNewswire-FirstCall/ -- Button Group, a Futuremedia plc (Nasdaq: FMDA) company, today announced that it will be supporting more than ten clients at the Mobile World Congress trade show in Barcelona on February 11-14, 2008.

The Mobile World Congress (MWC), formerly known as 3GSM World Congress, is the premier event for the global mobile industry that showcases the very latest in technology, services and developments. The Congress is expecting over 50,000 visitors, bringing together the most prominent leaders from mobile operators, content owners, vendors and entertainment distributors globally.

Button will be designing and producing several new exhibition stands for the MWC, including designs for i-mate and Symbian. Button will also be designing a new stand and hospitality suite for Convergys, which showcase Button's global exhibition design capabilities. Additionally, Button will produce stands for BlackBerry, Openwave and Cap Gemini at the MWC. Button continues its relationship with BlackBerry to produce a highly dynamic stand incorporating new elements, further enhancing its well received stand of 2007.

"Button continues to provide both new and existing clients with the highest quality exhibition designs. We are excited to be a part of the Mobile World Congress, the premier event of the mobile community. In 2008 and beyond, we will continue to focus on expanding our customer base globally," stated George O'Leary, CEO of Futuremedia.

About Button Group plc

Button Group is a leading design, exhibition and events agency. With offices in London, Cannes and Los Angeles, it has worldwide experience creating and delivering projects across a range of industries including IT & Telecommunications, Finance & Banking, Property, Television & Entertainment, Travel & Tourism, Food & Drink, Media & Publishing and Fashion & Beauty. With a proven track record spanning four decades, Button combines two and three-dimensional designs to provide creative solutions in the production and management of branded environments and content. Clients include Anheuser- Busch, BlackBerry, CBS Paramount, De La Rue, Estee Lauder, Lend Lease, MSN, NBC Universal, NFL, Sony Ericsson and Union Properties. For more information, visit www.buttonplc.com.

Button Group plc, is a division of Futuremedia plc. Futuremedia plc is a global media company providing online education, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit www.futuremedia.co.uk.

Contact:
Jenna Focarino/Brian O'Keefe
Brainerd Communicators, Inc.
(212) 986-6667

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:   /s/ George O'Leary
      --------------------------------------
      George O'Leary
      Chief Executive Officer

Date: January 23, 2008